70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

PATRICK J. MALONEY

312.807.4265

pmaloney@bellboyd.com

Direct Fax: 312.827.8037

January 27, 2009

VIA OVERNIGHT DELIVERY AND EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mellissa Campbell Duru, Esq.
Attorney-Advisor

Re:

Tier Technologies, Inc.
Preliminary Proxy Statement filed on Schedule 14A filed January 9, 2009 by Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy
File No. 1-33475

Ladies and Gentlemen:

On behalf of Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy (collectively, “Discovery”), we have set forth below Discovery’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Patrick J. Maloney of this firm, dated January 15, 2009 (the “Comment Letter”), commenting on the preliminary proxy statement of Discovery that was filed with the Commission on January 9, 2009 (the “Preliminary Proxy Statement”).

The supplemental information set forth in this letter has been supplied by Discovery for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by Discovery.  For convenience, each of the Staff’s consecutively numbered comments is set forth in italics, followed by Discovery’s response.

Concurrently with the delivery of this letter, Discovery is filing a revised preliminary proxy statement, dated January 28, 2009 (the “Revised Preliminary Proxy Statement”), containing the

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revisions described in this letter.  For your convenience, we are providing a courtesy copy of the Revised Preliminary Proxy Statement, marked to show all changes from the Preliminary Proxy Statement.  The Revised Preliminary Proxy Statement has also been revised and updated to reflect certain information contained in the Company’s preliminary proxy statement filed with the Commission on January 20, 2009 (the “Company Proxy Statement”), and certain developments occurring since the date of the Preliminary Proxy Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Preliminary Proxy Statement.

In connection with this letter, please find the requisite filing persons statement attached hereto as Annex A.

General

1.                                      Please revise the form of proxy to clearly mark it as a “Preliminary Copy.”  Refer to Rule 14a-6(e)(1).

Response 1:  Discovery has revised the form of proxy to comply with this comment.

2.                                      Describe the provisions of the company’s governing instruments which you believe permit you to call a vote on your proposals at the annual meeting.  Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

Response 2:  In response to the Staff’s comment, Discovery has revised the Revised Preliminary Proxy Statement to describe the provisions of the Company’s bylaws that permit Discovery to call a vote on its proposals at the annual meeting and to describe the steps Discovery has taken to comply with these provisions.  With respect to the Stockholder Proposal, such additional disclosure has been added to the fifth paragraph under the heading “Background Of This Solicitation” and with respect to the election of directors, such additional disclosure has been added to the eight paragraph under the heading “Background Of This Solicitation”.

3.                                      We note that you are soliciting the discretionary authority to cumulate votes.  Consistent with the requirements of Item 6(c) of Schedule 14A, supplement the disclosure under this heading to provide more information about cumulative voting rights such as the conditions precedent to the exercise of such rights.  In addition, revise the form of proxy to include a proposal that, if approved, will provide the proxy holders with the authority to cumulate votes.  Disclose in the proxy statement the number of votes required in order for the proposal to be approved.  See Item 21(a) of Schedule 14A.

Response 3:  In response to the first part of the Staff’s comment, the following disclosure has been added to page 2 of the Revised Preliminary Proxy Statement:

There are no conditions precedent to the exercise of cumulative voting rights by stockholders of the Company.

In response to the second part of the Staff’s comment, Discovery has revised the Revised Preliminary Proxy Statement and proxy card to state that stockholders may specify how their votes are to be cumulated with respect to the Discovery Group Nominees by giving instructions on the proxy card as to how the votes are to be cumulated, and that if the stockholder does not specify how the stockholder’s votes are to be cumulated among the Discovery Group Nominees, the proxy card authorizes the proxies named on the proxy card to cumulate votes in their discretion, provided that the proxies will not cumulate votes for any Discovery Group Nominee from whom the stockholder has withheld the authority to vote.  This presentation of the request for proxy authority is consistent with the Company’s request for proxy authority as set forth in the Company Proxy Statement.  Please see the revised disclosure on page 2 of the Revised Preliminary Proxy Statement and under the heading “Voting And Proxy Procedures – How Will My Shares Be Voted?”, the deleted material in the second paragraph under the heading “Matters To Be Considered At The Stockholder Meeting – Proposal 1: Election of Directors” and the changes on the front and back of the proxy card.

Reasons for the Solicitation, page 6

4.                                      Revise throughout to address the limitations on the ability of your nominees to effectuate the changes that you outline on pages 6-8.  In this regard, we note that your nominee directors, if elected, would constitute a minority of the Board of Directors.  In light of their minority position on the Board, revise your disclosure to clarify any plans the nominees and/or participants have to “rapidly” reduce corporate overhead, effect a return of capital to shareholders, or “unlock” the value of the company’s electronic payment processing business through a sale of the company.

Response 4:  In response to the Staff’s comment, Discovery has expanded the disclosure in the second paragraph under the heading “Reasons For This Solicitation,” the fourth paragraph under the heading “Reasons For This Solicitation — Corporate Overhead”, and the paragraphs under the headings “Reasons For This Solicitation—Return of Capital to Stockholders,” “Reasons For This Solicitation—Takeover Defenses” and “Reasons For This Solicitation—Strategic Alternatives”.

5.                                      You state the nominees’ belief that there is a “significant misalignment between the [current directors’ and officers’] interests and the company’s stockholders, since no director or officer owns more than 3% of outstanding stock. . .”  Your disclosure implies that the Discovery Group nominees would fulfill their corporate law fiduciary duties with respect to the company, in contrast to the current Board, because the latter group owns an insufficient amount of stock.  Please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Accordingly, revise to make clear that the respective ownership level of stock by current management is not necessarily correlated to the ability of current management and the Board to fulfill fiduciary duties.

Response 5:  Discovery notes that the Preliminary Proxy Statement as originally filed contained the statement that “the Discovery Group Nominees believe that the other directors of the Company will, in the discharge of their fiduciary duties under Delaware law, consider all reasonable proposals to enhance stockholder value by exploring these proposals and acting on them if they determine that such proposals are in the best interests of the Company’s stockholders.”  However, in response to the Staff’s comment, Discovery has revised the paragraph referred to in the Staff’s comment as follows:

Under Delaware corporate law, the Board of Directors is charged with the management of the Company, including determining its strategic direction.  The Discovery Group believes that if the Discovery Group Nominees are elected, they would be in a position as directors of the Company to influence the strategic direction of the Company by bringing to the Board the perspective of a significant stockholder.  The Discovery Group believes that public stockholders are best served by a Board of Directors where a significant number of individual directors have a strong alignment of financial interest through stock ownership with the financial success of the Company.  The Discovery Group is troubled by the fact that no renominated director or current executive officer of the Company beneficially owns more than 2.2% of the outstanding stock, and that the ownership level of this entire group is less than 0.3% if unexercised options are excluded from the calculation, as shown in the following table:

	Number of Shares Held	% Outstanding Common Stock	Options & Warrants	Total Beneficial Ownership	% Fully Diluted Common Stock
Executive Officers and Directors (1)
Renominated Directors
Ronald L. Rossetti (Chairman, CEO)	27,365	0.1%	415,000	442,365	2.2%
Samuel Cabot III (Director)	19,810	0.1%	195,000	214,810	1.1%
Morgan P. Guenther (Director)	1,000	0.0%	150,000	151,000	0.8%
Charles W. Berger (Director)	—	0.0%	140,000	140,000	0.7%
John J. Delucca (Director)	—	0.0%	40,000	40,000	0.2%
Philip G. Heasley (Director)	—	0.0%	10,002	10,002	0.1%
David A. Poe (Director)	—	0.0%	6,668	6,668	0.0%
Management
Kevin C. Connell (Sr. VP, Sales & Marketing)	—	0.0%	77,400	77,400	0.4%
Keith S. Omsberg (VP, Corp. Secretary)	—	0.0%	21,900	21,900	0.1%
Ronald W. Johnston (CFO)	—	0.0%	—	—	0.0%

Total (10 persons)	48,175	0.2%	1,055,970	1,104,145	5.6%

(1)                      All information is derived from the Company Proxy Statement, is as of January 16, 2009 and includes shares issuable upon the exercise of options exercisable on or before March 17, 2009.  Share numbers exclude restricted stock units that may be granted under the Company’s enterprise value award plan and payments that may be made as part of the Company’s performance stock unit plan.

While the Discovery Group believes such persons will seek to act in the best interests of the Company and its stockholders, they inevitably lack the perspective that results from a significant cash investment in the Common Stock.

Strategic Alternatives, page 8

6.                                      Supplement your disclosure to describe for shareholders the nominees’ definition of “the right transaction”, the potential timeframe, assuming support from the majority of the Board, within which the nominees would anticipate attempting to effect such a transaction and the nominees’ actions, including negotiations to date, if any, with respect to such a transaction.

Response 6:  A sale or merger of the Company is the transaction that Discovery contemplated by the term “right transaction.”  As stated under the heading “Reasons For This Solicitation — Strategic Alternatives”, the Discovery Group Nominees “believe that one strategy to unlock the value of the EPP business is to sell Tier to one of the many strategic parties that are potentially interested in acquiring the business …”  While the Discovery Group Nominees have as part of their investment research regarding the Company spoken with executives at several institutions having operations in the electronic payments industry who expressed varying degrees of interest with respect to a potential acquisition of Tier, the Discovery Group Nominees have not engaged in any “negotiations” or similar activities with respect to the Company.

In response to the Staff’s comment, Discovery has revised the paragraph titled “Reasons For This Solicitation — Strategic Alternatives” as follows:

Strategic Alternatives.  The Discovery Group Nominees believe that the Company’s EPP business has significant value.  They also believe that one strategy to unlock the value of the EPP business is to sell Tier to one of the many strategic parties that are potentially interested in acquiring the business since a strategic buyer could reduce the effect of the Company’s corporate overhead on EPP’s profitability and potentially augment the EPP business’ growth and profitability in other ways.  The Discovery Group Nominees believe that because of these benefits to a buyer, a properly negotiated sale or merger transaction could deliver a premium to the Company’s stockholders.  The Discovery Group Nominees, if elected, would constitute a minority of the Board of Directors.  Thus, in order to be effective in bringing Board-level focus to this opportunity to improve shareholder value through the evaluation of strategic alternatives, the Discovery Group Nominees would need to gain the support of other members of the Board.  The Discovery Group Nominees would seek to gain additional Board support by specifically recommending the formation of a Special Committee, comprised of only independent directors, that would hire a nationally recognized investment bank to proactively engage in discussions with likely potential acquirers of Tier.  The Discovery Group Nominees would offer to serve on that Special Committee and will seek to use their extensive corporate finance, advisory, investing, and M&A experience to assist the other members of the Board in comparing the shareholder value that could be achieved in a sale or merger to both (i) the value that could be achieved by pursuing other strategic alternatives and (ii) the value likely to result from the status quo of operating Tier as an independent public company.  However, even if the Board were to determine that a sale or merger is the best option for the Company, there can be no assurance that such a sale or merger could be consummated, that such a sale or merger could be consummated at a premium to current market prices for the Common Stock, or that such a sale or merger could be consummated within any particular time frame.

7.                                      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Provide us with support for the statements you make with respect to the following statements:

•                                          “the current level of corporate overhead is unsustainable. . .”;

•                                          “the EPP business has significant value. . .”;

•                                          “a strategic buyer could reduce the effect of the Company’s corporate overhead on EPP’s profitability and potentially augment the EPP business’ growth and profitability in other ways. . .”; and,

•                                          the right transaction could deliver a premium to the company’s stockholders. . .”

Where the basis of support are other documents, such as analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response 7:  In response to the Staff’s comments, Discovery advises the Staff with respect to the specific statements for which support has been requested by the Staff as follows:

•                                          “the current level of corporate overhead is unsustainable. . .”;

Response 7A:  With respect to Discovery’s statement that the current level of corporate overhead is unsustainable, Discovery refers to Note 11, entitled “Segment Information,” to the Company’s consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “2008 Annual Report”).  In that disclosure, the costs and expenses attributed to “Corporate &

Eliminations” (which is described by the Company as “corporate overhead and other costs that could not be directly assigned to our EPP operations or to our Discontinued Operations, as well as eliminations for transactions between our Continuing and Discontinued Operations”) are shown as $27.2 million, $16.6 million and $16.8 million for fiscal years 2006, 2007 and 2008, respectively.  These costs contributed materially to the amount of the Company’s reported loss from continuing operations for those same years of $(19.6) million, $(18.4) million and $(12.0) million.

Discovery further refers to the Company’s own statements about excessive corporate expenses and the need to reduce corporate overhead.  We are providing to the Staff transcripts from Tier Technologies Earnings Conference Calls since August, 2007 on a supplemental basis.  The below-referenced excerpts highlight that the Company itself believes that the current level of corporate overhead is unsustainable.

August 9, 2007 — Chairman of the Board and Chief Executive Officer Ronald L. Rosetti, answering a question about the distribution of cash to shareholders:

“...the board – and I concur with their position – does not want to do anything with the cash until we’re through with the divestiture and the righting of overhead.”

August 9, 2007 – Mr. Rossetti, outlining issues facing the company:

“…successfully right-sizing corporate overhead on a timely basis.”

February 6, 2008 – Mr. Rossetti during a description of the previously completed quarter:

“This disposition will allow us to right-size corporate overhead and bring it in line with what is required to support the remaining EPP business.”

May 6, 2008 – Mr. Rossetti in response to a question about how EBITDA margin goals will be achieved:

“..our corporate costs have to come down”

May 6, 2008 – Mr. Rossetti:

“…moving to right-size corporate overhead is the best approach for this company.”

May 6, 2008 – Mr. Rossetti:

“We are targeting corporate and public company costs to be in the $9 million to $10 million range for 2009 and in the $8 million to $9 million range for 2010.”

August 7, 2008 — Shareholder questioning Mr. Rossetti:

Shareholder:  “But can you just give us an idea on the continuing operations, where are you in terms of how quickly you think you will be able to get to cash breakeven or positive on that segment?”

Mr. Rossetti:  “It’s a function of the overhead reduction at corporate.  And I think what we really need to do is put our plans in action and be able to answer that question more completely on the next call.”

August 7, 2008 – Mr. Rossetti answering question:

“Yes, there is no –we will run, what, about $16.5 million, $17 million? $15.5 million this year, when we get through, annually.  And we feel very comfortable that, for 2009, we can cut that by 50%.  Now, the speed at which we can cut that becomes a little bit of a problem.”

August 7, 2008 – Mr. Rossetti:

“We have completed plans for rightsizing corporate overhead.”

December 9, 2008 —  Ron Johnston, the Company’s Chief Financial Officer:

“For the total year of 2008, corporate expenses were approximately $16.8 million.  We’re forecasting in our internal budget process, approximately $12 million total expense in 2009, which will be a reduction of almost $5 million, but more importantly , the run rate at the end of 2009 would be approximately $10 million.  And we believe that with further reductions in 2010, as we normalize the business going forward in EPP, and look to streamlining the support expenses associated with that, and finalizing our divestiture of real estate properties that are currently consumed by corporate, and downsizing that space, that we should be able to realize a run rate at the end of 2010 of approximately $9 million.”

•                                          “the EPP business has significant value. . .”;

Response 7B:  Discovery notes that Tier’s EPP business is the combination of two companies that were acquired by Tier, Official Payments Corp. (“OPAY”) and EPOS Corporation (“EPOS”).  OPAY was acquired in July, 2002 and based on the information contained in Note 8 to the consolidated financial statements of the Company included in Amendment No. 3 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004, Discovery estimates that OPAY had an enterprise value of approximately $48.2 million ($70.7 million paid for the acquired equity of OPAY plus $16.9 million of assumed liabilities minus $39.4 million of acquired cash).  EPOS was acquired in June, 2004 for approximately $20.1 million (including acquisition costs) as reported in Note 8 to the consolidated financial statements of the Company included in Amendment No. 3 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004.  Discovery was advised by Tier management in a meeting that approximately one-third of the EPOS operation became part of EPP.  The total purchase price for what is now EPP was therefore approximately $54.9 million, consisting of the $48.2 million paid for OPAY plus $6.7 million paid for the EPP business of EPOS (one-third of the total price of $20.1 million paid for EPOS).   Thus, the Company has made a significant investment in its EPP business.

The EPP business has also shown considerable growth in revenue over the preceding five years.  Based on information contained in the Company’s Annual Reports on Form 10-K for the fiscal year ended September 30, 2006 and September 30, 2008, the EPP business reported increases in revenue as follows:

(in thousands)

2004: $40,669

2005: $56,452

2006: $78,427

2007: $99,433

2008: $117,072

In addition, independent research published by Barrington Research corroborates Discovery’s view that the EPP business has significant value.  Barrington Research reports are being provided on a supplemental basis to the Staff to provide context to the following two excerpts:

December 16, 2008:

“Going forward our focus will be on the EPP business segment, which we believe is not being properly valued in the marketplace”

May 8, 2008:

“Assuming forward TEV/EBITDA multiple ranges of 9x to 12x and cash per share of $4.26 yields the following ranges of potential prices for EPP on a stand-alone basis:

TEV/EBITDA	Price	Price
Multiple	FY/09	FY/08
9x	$9.32	$12.08
10x	$9.89	$12.95
11x	$10.45	$13.82
12x	$11.01	$14.69

August 13, 2007:

“Assuming trailing twelve month EBITDA of $14.9 million for EPP, we have used a range of EV/EBITDA multiples of 10x to 13x deriving a value of $7.64 to $9.93 for the business segment.

•                                          “a strategic buyer could reduce the effect of the Company’s corporate overhead on EPP’s profitability and potentially augment the EPP business’ growth and profitability in other ways. . .”; and,

Response 7C:  In the payment processing sector, Discovery believes that it is very common to eliminate or reduce corporate overhead and possibly reduce other operating expenses when merging two companies in the same business, both through the elimination of duplicative functions and economies of scale.  A report from Barrington Research which is being provided on a supplemental basis to the Staff illustrates this point:

Barrington Research December 16, 2008:

“We have always valued TIER in the market without the impact of corporate overhead in order to ascertain true private market value for the company”.

Tier management has acknowledged this point.  When answering questions about overhead reductions available upon the sale of its businesses targeted for divesting, the Company’s Chief Executive Officer noted the following:

December 13, 2007 Earnings Transcript — Mr. Rossetti:

“And those buyers who are really strategic in nature in many cases have the existing corporate overhead and so we would be redundant and that would just drop off the table.”

•                                          the right transaction could deliver a premium to the company’s stockholders. . .”

Response 7D:  Discovery believes that academic studies and publicly available data support the thesis that the sale or merger of a public company that involves a change in control of the target company typically results in a premium for shareholders of the target company.  Discovery is providing to the Staff on a supplemental basis relevant data from Capital IQ, a financial data provider, for the last 11 years for all U.S public companies involved in a sale or merger transaction.  The data shows that the median premium realized by shareholders one month after the announcement of a sale or merger transaction has ranged from a low of 22.5% in 2007 to a high of 40.8% in 1999.

As noted in Discovery’s response to Comment 6. above, Discovery has revised the sentence in which the quoted language appears as follows:

The Discovery Group Nominees believe that because of these benefits to a buyer, a properly negotiated sale or merger transaction could deliver a premium to the Company’s stockholders.

Matters to be Considered at the Stockholder Meeting, page 8

Proposal 1:  Election of Directors, page 8

8.                                      You state that your decision to solicit proxies only for Messrs. Donoghue and Murphy will result in “limiting the ability of stockholders who use the white proxy card to exercise their voting rights with respect to company nominees. . ..”  Revise to emphasize and clarify that persons who execute the white proxies are effectively disenfranchised with respect to their ability to vote for at least six of the eight possible Board positions.

Response 8:  In response to the Staff’s comment, the disclosure in the Revised Preliminary Proxy Statement has been revised to read as follows:

Due to our decision to solicit proxies only for Messrs. Donoghue and Murphy, the enclosed WHITE proxy card may only be voted for the Discovery Group Nominees and does not confer voting power with respect to seven of the nine Board positions or the Company’s Nominees.

9.                                      Please expand your disclosure to state that there is no assurance that the company’s nominees will serve if elected with any of the Discovery Group nominees.  In addition, disclose whether or not the remaining seats are likely to be filled by company nominees assuming your solicitation is successful.  Disclose whether any plans exist to fill any such vacancies that may be created.  See Exchange Act Release No. 31326 at footnote 76.

Response 9:  In response to the Staff’s comment, the following disclosure has been added a new fourth paragraph under the heading “Proposal 1: Election of Directors:

While the Company Proxy Statement does not indicate any of the Company Nominees intends not to serve as a director if any of the Discovery Group Nominees are elected, there can be no assurance that any of the Company’s Nominees will serve as directors if any of the Discovery Group Nominees are elected.  In the event that vacancies on the Board are created by the refusal of any Company Nominee to serve with any Discovery Group Nominees who are elected, the Discovery Group Nominees would request that the Board take all actions necessary to fill any vacancies with other qualified nominees, subject to the requirements of Delaware law and the Company’s bylaws.  The Discovery Group Nominees do not have any current plans or proposals with respect to the filling of any such vacancy.

10.                               We note the participants reserve the right to vote for a substitute nominee.  Advise us, with a view toward revised disclosure, whether the participants are required to identify such substitutes in order to comply with any applicable company advance notice bylaw.  In addition, revise to provide the biographical information with respect to the substitute nominees that may be invited to serve should the directors who have consented to be named and to serve if elected.  Rule 14d-4(d)(1), as the participants are aware, does not confer the authority to vote for any person for which a bona fide nominee is not named in the proxy statement.

Response 10:  In response to the Staff’s comment, the disclosure concerning Discovery Group’s reservation of rights to vote its shares for a substitute nominee has been deleted and the third paragraph under the heading “Proposal 1: Election of Directors “ has been revised as follows:

Each of the Discovery Group Nominees has consented to being named as a nominee in this Proxy Statement and to serve as a director of the Company, if elected.  While the Discovery Group does not expect that either of the Discovery Group Nominees will be unable to stand for election, if either of the Discovery Group Nominees is unable to stand for election, the Discovery Group will only nominate and vote any shares of Common Stock represented by the WHITE proxy card for the other Discovery Group Nominee.

Approval of the Stockholder Proposal, page 12

11.                               We note that the proxy seeks to have shareholders vote to terminate the “poison pill” rights plan and to reinstate the ability of stockholders owning at least 10% of the voting power to call special meetings of stockholders.  It would appear that shareholders should be given the opportunity to vote on the proposal regarding the termination of the rights plan separately from the proposal seeking to allow 10% shareholders the ability to call special meetings.  Please revise to ensure that the form of proxy permits shareholders to vote separately on each matter.  See Rule 14a-4(a)(3).

Response 11:  In response to the Staff’s comment, we note that the Stockholder Proposal does not seek to have stockholders vote to terminate the “poison pill” rights plan and to reinstate the ability of stockholders owning at least 10% of the voting power to call special meetings of stockholders, but instead merely requests that the Board of Directors take these actions.  The proposal is precatory in nature and, if adopted, would not legally require the Company or the Board of Directors to take any action.  Therefore, we believe that the Stockholder Proposal should properly be viewed as a single request, relating to two related subject matters.

We also note that the Stockholder Proposal was submitted by Discovery to the Company and that the Company did not object under Rule 14a-8 or otherwise to the presentation of the Stockholder Proposal in this manner.  We further note that the Company’s preliminary proxy statement filed on January 20, 2009 presents the proposal regarding termination of the Company’s “poison pill” rights plan and reinstatement of the ability of stockholders owning at least 10% of the voting power to call special meetings as a single proposal and does not permit stockholders to vote separately on each matter.

Discovery therefore requests that it be permitted to continue to present the Stockholder Proposal as such proposal was submitted by it to the Company and accepted by the Company, and in the same manner as it will ostensibly be presented in the Company Proxy Statement, in order to avoid any confusion among stockholders that may arise due to inconsistent presentation of the Stockholder Proposal in the respective proxy statements.

12.          In your discussion of the amendment reinstating the ability of a 10% owner to call special meetings, please revise to state the participants’ current amount of beneficial ownership.

Response 12:  In response to the Staff’s comment, the third to last paragraph under the heading “Proposal 3: Approval of the Stockholder Proposal” has been revised to read as follows.

According to the Company Proxy Statement, the Board of Directors has recommended a vote against the Stockholder Proposal.  Please refer to the Company Proxy Statement for the Board’s arguments regarding the Stockholder Proposal.  In addition, in considering whether it is advisable to reinstate the ability of a holder or group of holders of the outstanding Common Stock to call a special meeting of stockholders, you should consider that the Discovery Group beneficially owns approximately 9.9% of the Common Stock reported by the Company as outstanding as of January 16, 2009.

Solicitation; Expenses, page 14

13.                               We note that you plan on soliciting proxies via mail, advertisement, the Internet, courier, telephone, facsimile, e-mail and personal solicitation.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Response 13:  Discovery confirms its understanding that all written soliciting materials, including any emails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

14.                               Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.  Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response 14:  Discovery confirms that it will post its proxy materials on a specified, publicly accessible Internet Web site (other than the Commission’s EDGAR Web site). In addition, Discovery has added the following notice under the heading “Voting and Proxy Procedures”:

HOW CAN I FIND THE DISCOVERY GROUP’S PROXY MATERIALS ON THE INTERNET?

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on March 11, 2009. This Proxy Statement is available electronically at http://www.thediscoverygroup.com/tier/.

“How will my shares be voted. . .,” page 17

15.                               Where you discuss the votes needed to adopt the proposals or elect your nominees, include the percentage of shares controlled by participants that will be voted for them.

Response 15:  In response to the Staff’s comment we have added the following disclosure under the heading “Voting and Proxy Procedures”:

We intend to vote all of the shares owned by Discovery Equity Partners and the Other Partnership for the Discovery Group Nominees, for the ratification of the selection of McGladery & Pullen as the Company’s independent registered public accounting firm, and for the Stockholder Proposal.

Information About the Company, page 18

16.                               You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

Response 16:  Discovery has included the previously omitted information based on the information that is now available in the Company’s preliminary proxy statement filed on January 20, 2009.  Please see Appendix C entitled “Security Ownership of Management” and “Security Ownership of Certain Beneficial Owners” and the new section “Stockholder Proposals for the Company’s Next Annual Meeting.”  Information concerning the compensation of the Discovery Group Nominees, if elected, by the Company was already included in the Preliminary Proxy Statement under the heading “Information Regarding the Discovery Group Nominees.”

Discovery hopes to be in a position to mail its proxy materials to stockholders as early in the week of February 2, 2009 as possible.  Discovery would appreciate the assistance of the Staff in meeting this timeline.

If you have any questions regarding these responses or wish to discuss them, please feel free to contact me at (312) 807-4265.

Very truly yours,

/s/ Patrick J. Maloney
Patrick J. Maloney

cc:                                 Michael R. Murphy
Discovery Equity Partners, L.P.

PJM:adt

Annex A

FILING PERSONS STATEMENT

January 27, 2009

VIA OVERNIGHT DELIVERY AND EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mellissa Campbell Duru
Attorney-Advisor

Re:

Tier Technologies, Inc.
Preliminary Proxy Statement filed on Schedule 14A filed January 9, 2009 by Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy
File No. 1-33475

Ladies and Gentleman:

Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy (collectively, the “Filing Persons”) hereby provide the following statements with respect to the above referenced filing:

•                  The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Best regards,

DISCOVERY GROUP I, LLC
for itself and as general partner of
DISCOVERY EQUITY PARTNERS, L.P.

By:	/s/ Michael R. Murphy
Michael R. Murphy
Managing Member

/s/ Daniel J. Donoghue
Daniel J. Donoghue

/s/ Michael R. Murphy
Michael R. Murphy